Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 - 7010

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel +27 11 562-9724

Fax +27 86 720 2704

www.goldfields.com

December 5, 2017

By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited

Form 20-F for the year ended December 31, 2016

Filed on April 5, 2017

File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated November 14, 2017 setting forth the comments of the (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of Gold Fields Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Form 20-F for Fiscal Year Ended December 31, 2016

Note 4.6 Amortisation and Depreciation of Mining Assets, page F-13

1.

We read your response to comment 1. It appears that the level and type of information available for endowment ounces included in your depletion base may vary significantly. (a) Please tell us in greater detail the specific criteria that you use to determine when to include endowment ounces in your depletion base. (b) Also, tell us the minimum level of information that you would rely upon for including endowment ounces in your depletion base. (c) Separately tell us the specific criteria used for including inferred resources in your depletion base.

Response

The Company acknowledges the Staff’s comment.

To best respond to the questions and to provide greater clarity, we have taken an approach focussed on graphically illustrating and explaining the core process and concepts involved with endowment assessment and profiling the ‘useful life’ of the mining asset. It has been necessary to simplify and consolidate much of the data and process maps due to the significant volume of data and the overall complexity of the processes used across the various operations. The information provided reflects the inherent differences in styles of geology, mineralisation, ore distribution patterns, and mining methods at the individual mines across an extensive geographical region. Information provided reflects the end of 2016 financial year reporting and is based on what is currently available from processes, procedures and reporting systems within the Gold Fields Australia Region (“GFA”).

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka

a.	Please tell us in greater detail the specific criteria that you use to determine when to include endowment ounces in your depletion base.

i.	The decision to include an exploration target or project to support future endowment is dependent on GFA’s expert professional assessments and peer review evaluations of technical criteria including:

•	geology,

•	geophysical surveys,

•	broad coverage sampling techniques such as soil sampling and shallow air core drilling,

•	early stage drill hole support,

•	conceptual mine design, and,

•	economic assessment.

ii.

The endowment potential (exploration and discovery potential focussed on endowment ounces) of each mine site is profiled to deliver a conceptually modelled view on the full future potential of the site. Ongoing exploration and resource conversion programmes with the necessary ongoing funding are required to support conversion of this endowment potential to future resource and reserve status.

iii.

An endowment model and estimate of endowment ounces is compiled by each site with support and peer review from technically competent experienced staff based at the Australian regional office. The site team who compile the endowment potential have a detailed knowledge of each specific site’s regional and local geology and prospectivity. Continuous reviews and updates of the geology exploration (endowment) potential are done. These reviews provide guidance for the ongoing ranking and prioritisation of the most attractive projects that warrant the allocation of exploration funding.

iv.

As shown in Figure 1, endowment projects progress through the exploration stages from Stage 1 through to Stage 3. These stages are supported by a range of exploration techniques including geophysics, geochemistry and broad coverage shallow drilling, as well as early stage targeted deeper drilling. Not all stage 3 projects are included into the amortisation and depreciation model, as certain criteria such as continuity, critical mass and location are also considered. When a project enters Stage 4, it then becomes possible for some portion of the ounces in the project to be reported as an Inferred Resource. In order for a portion of a project to progress from endowment to a reportable resource, it requires compliance with the criteria stipulated in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“the 2016 SAMREC code”). This progression is marked by the move from Stage 3 to Stage 4 and requires code compliance, peer review and approval from the Competent Person as stipulated in the reporting code. The key aspects the Competent Person must consider relate to the level of confidence in the geological and grade continuity. For an Inferred Resource, geological evidence is sufficient to imply but not verify geological and grade continuity. For endowment to progress to a reserve, the area of interest must first progress from endowment to Inferred and then to Indicated Resource status and is subsequently economically assessed by applying modifying factors (technical, economic, processing, geotechnical, social) and if these are met then the portion may be reported as a reserve.

Figure 1: Exploration Stages to develop Resource and Reserve through endowment conversion (BP = Business Plan)1

v.

The concept and validity of the endowment process may be demonstrated by way of an example from Gold Field’s St Ives Gold Mine (“SIGM”) in Australia since year 2002. SIGM is the major contributor to the mineral right assets at the Australian operations. With reference to Figure 2 below:

•	Since 2002 SIGM has mined and depleted ~ 7 Moz. of gold;

•	Annual publicly reported Reserves are shown in bar graphs at the base of the figure;

•	By way of example, as at end of 2004, SIGM only had reserves of 3 Moz. of gold (green bar);

•

At an annual mined rate of around 500 koz per year, the SIGM life of mine (“LoM”) as at 2004, would have been 6 years (i.e. end of mine life should have been by end of 2010, shown in the green shaded area);

•

However, since 2002, over and above Inferred resources conversion to reserves (through resource conversion drilling), the team at SIGM has been able to find (through exploration drilling) and convert endowment (shown in purple shaded area) to mine approximately an additional 3 Moz., thereby extending the life of mine (“LoM”) by 6 years, plus still having close to 2 Moz. in Reserve as at end 2016.

Figure 2: St Ives mining & endowment concept case study

[1]	M&I under stage 5 refers to Measured and Indicated Resources.

If the GFA operations, which are characterised by orogenic style ore bodies, have their ‘useful lives’ or ‘full site potential’ assessed for the purposes of depreciation and amortisation limited to Proved and Probable Reserves only (P2), then this can be deemed to be technically inappropriate and presents a misleading perspective regarding the life of the asset. Certain elements however, have to be in place in order to maintain the life of the asset, such as multi-year exploration funding, discovery success, a substantive project pipeline, favourable commodity prices and effective resource to reserve conversion. The GFA assets have historically demonstrated their capacity to replenish depleted ounces and maintain resources and reserves at commercially viable levels over periods exceeding 10-15 years, though at the time of acquisition, Proved and Probable Reserves only (P2) showed on average 3 to 6 years useful life. Given the elevated exploration funding, the life cycle stage of the assets and the ongoing exploration potential offered by the tenements, the discovery and realisation of further endowment ounces can be reasonably anticipated to extend the life of mines beyond current P2 reserves. The relatively lower confidence levels in ounces assigned to Inferred Resources and endowment are recognised and understood by industry and this uncertainty is appropriately factored into the GFA life of mine impairment models, which are used to determine the useful life of the mineral rights assets. This approach uses assumptions based on relevant knowledge and expertise to provide a practical and useful indication of the useful life of the asset and presents a meaningful approach to calculating depreciation and impairment on these types of operations.

Reserves, Resources & Endowment Determination

A simple conceptual operational mine graphic is shown in Figure 3 to schematically illustrate the endowment process. The process is further demonstrated by a production mine case under Question 2.

In Figure 3, a number of Indicated (reserve status) ore blocks are defined in blue (for clarity assume equal to one year’s mining) in the left hand image as of Year X. A conceptual capital decline to access the ore body is shown as semi circles (in red) on the left hand side (“LHS”) of the diagram, which is required to access the Indicated blocks. Future exploration targets based on local geological knowledge are shown adjacent and below the current operational mine. The future exploration target areas are typically a combination of Inferred and endowment classified mineralisation.

With sufficient further exploration and drilling, endowment areas may be upgraded resulting in conversion from endowment to Inferred to Indicated categories and extensions to the LoM of the example mine, as indicated in the change from ‘Operating Mine Year X’ to ‘Operating Mine Year Y’. The size, dimensions, grade and timing of the future mine extensions would be dependent on the success and outcomes of ongoing exploration. In this example, the image on the right hand side (“RHS”) in Figure 3 indicates both lateral discovery and Inferred conversion (in green bocks) and identification of a near mine endowment block in purple.

Figure 3: Reserves, Resources Inclusion & Endowment Determination

In line with standard protocol, a number of routine, logical and sequential steps to evaluate the Reserves, Resources and longer term financial endowment options for the mine would follow. Refer to the responses to Questions 5 & 8.

The current process includes design and evaluation of the mines for reserves based on standard protocols and procedures and delivers a fully compliant mine design and schedule (refer to the responses to Question 5). This mine design and schedule only includes development to access the required Indicated blocks with resultant economic financial evaluations as shown in Figure 4.

As part of routine exploration and mine development activities, the mine team evaluates any near mine and / or advanced exploration targets, typically at Stage 3 of the exploration cycle. This forms the foundation of the endowment allotment process. The team would discuss and motivate / review the supporting data, typically, detailed surface exploration data (including geology, geophysical surveys, broad coverage sampling techniques such as soil sampling and shallow drilling) as well as early broad based Stage 3 drilling or simple extensions of existing mine models. They would then select some areas for inclusion into the endowment LoM for the depreciation and impairment evaluation (for internal use only) process. Referring to Figure 3, note that at some future time (Year Y) predicted discovery and resource conversion has occurred and there has been a LoM extension. The resulting impairment and depreciation (amortisation) LoM financial model (Figure 4) is based on the updated information.

Validation to ensure inputs are realistic and reasonable is achieved by means of peer reviews and benchmarking comparisons of key metrics. These reviews include overall development volumes, unit costs and mine economic comparisons with existing mines to ensure that the endowment designs have appropriate realistic parameters and economics.

The above example contextualises the timing and use of the future endowment in the financial modelling for ‘useful life’ profiling. No endowment data is included in the annual first year budget and seldom in the early few years of any LoM plan, except on very short life mines (e.g. Darlot). The timing and volumes of future endowment potential and conversion is typically sufficiently far into the site’s future to be able to evaluate and update the endowment models routinely (refer to the responses to Question 8) with ongoing exploration programmes. As shown in Figure 2, GFA has an extensive track record of delivery in this space and has demonstrated validity in the outcomes of the endowment modelling over extensive multi-year periods.

Figure 4: Reserves, Resources Inclusion & Endowment Financial Model Determination Example

b.	Also, tell us the minimum level of information that you would rely upon for including endowment ounces in your depletion base (See also Question 1 (a)(ii)).

i.	The level of information for inclusion of endowment ounces is at Gold Field’s Stage 3 exploration projects (Figure 1). The type of information that would typically be considered would include:

•	Early stage drilling on a widely spaced pattern with possible supporting soil or geophysical anomalies; and

•	Positive indications of supportive geological structures, lithologies and mineralisation.

ii.

Endowment targets are in effect early stage concepts and models of the potential of an area that has a reasonable likelihood of hosting a new ore deposit. The geologist defining a new endowment target will determine the potential for the area under consideration to host a new ore body. This assessment will typically include consideration of:

•	Rock formations that are similar to areas on the property which are known to already host a mine;

•	Geological structural systems that are similar to areas which already host a mine; and

•	Geophysical, geochemical or similar physical empirical data that may be supportive / associated with existing ore bodies on site or in a regional context.

iii.

GFA uses in-house customised software as a database to store, rank and analyse the data listed above and to consolidate and compute both a conceptual size and potential contained metal, with supporting high level indicative economics.

iv.

If technical information and high level economic evaluation is supportive of future discovery and conversion, then a prioritised stage gated exploration process is initiated (Figure 1). Throughout this process projects are routinely challenged, typically quarterly but at least annually, to test if they warrant further expenditure to progress through the stage gates or if unsuccessful are discarded.

v.

Only in exceptional cases would Stage 2 targets be included in internal endowment financial assessments. This would require strong conceptual and supporting evidence for inclusion based on very high prospectivity indicators.

vi.

The total endowment inventory is factorised and only a small percentage is included in the LoM endowment model. Refer to the Company’s response to the comment letter filed on the 5 September 2017. The total Inferred Resource and endowment inventory were factored as follows for inclusion in the LoM endowment model for the 2016 financial year:

•	St Ives (3 041/ 144 320) = 2.1% of total endowment inventory has been included in the LoM.

•	Agnew (922/ 84 841) = 1.1% of total endowment inventory has been included in the LoM.

•	Granny Smith (828/ 8 103) = 10.2% of total endowment inventory has been included in the LoM.

c.	Separately tell us the specific criteria used for including Inferred resources in your depletion base

•

For long term internal economic evaluation and to appropriately reflect the potential asset base of an operation for capital requirements (i.e. for Business Plan and Strategic Plan purposes) – refer to the response in Question 5, which describes LoM plans #1 to #3. Under these circumstances, the Inferred Resources are included after having been assessed by a process of similar rigour to that applied to Reserve material. This includes assessing the following criteria:

•	Area economic assessment to confirm that Inferred resources meet stipulated economic hurdles;

•	Technical assessment (mining, geotechnical, processing);

•	Physical mine design and mine schedules are supportive of their inclusion; and

•	The historical conversion rate and the geological and grade confidence are also considered.

This results in a second LoM Plan #2, for internal use only. This is an extension of the statutory declared reserves plan but now includes the modified Inferred Resources that have also been designed and scheduled. Financial criteria and evaluation models are the same as the reserves plan.

*****

2.

Please provide us with maps showing the relationship of the specific endowment ounces and inferred resources used in your depletion base to the location(s) of your reserves and measured and indicated resources, as well as current mine infrastructure, including processing facilities, etc. In regard to the above, tell us how you define continuity and how that correlates to the actual orebodies currently being mined.

Response

The Company acknowledges the Staff’s comment.

A simplified graphic has been compiled to address and answer some of the queries for the St Ives operation as a case example. Each site could potentially have its own set of graphics which demonstrates the uniqueness, the locality of individual mines and placement of infrastructure.

For the examples in this document, Reserve and Resource information is shown, which will indicate the variations of the different styles of geology, mineralisation, mine designs and how a mine adapts a fit for purpose compliant process. The Resource and Reserve process on all sites is underpinned by the standardised, consistent and rigorous processes to ensure good governance and compliance with the 2016 SAMREC code.

For a specific mine site the locality where the endowment extensions are located can be identified along with the supporting evidence. This is based on the exploration stages and new information (refer to the responses to Question 1(a)), used to incorporate the future ‘endowment’ production into that mine site’s ‘useful life’ plan and financial impairment evaluation. This is only used internally.

St Ives – Example of maps and sections

Due to the fact that it is the major contributor to the mineral right assets at the Australian operations, St Ives Mine graphics will be used to support and illustrate the responses to some of the queries, as the key principles involved are generic across all GFA operations.

Figure 5 is a simplified map of the St Ives property, showing the spatial distribution of the Stage 1-3 endowment targets to the existing mines and main processing plant. The main future endowment potential has been identified in a number of prospects across site as shown. One of the more important future endowment potential areas is the Invincible UG lateral and depth extensions, which is currently being explored. Open pit mine production is ongoing in the area.

Figure 5 summarises a selection of major and priority endowment prospects and targets in different exploration stages. Stage 3 targets are indicated with an orange star. It is important to note that many of the targets are associated with current or historical mining areas and / or extensions to mineralised trends across the site. The number of drill holes and the drill spacing is insufficient to define and estimate with confidence, the dimensions, grade and orientation of many of the targets at present. However, ongoing exploration drilling and assessments will evaluate and update each area’s potential. (Refer to the responses to Question 8).

Figure 5 Map of St. Ives Gold Mine showing the surface infrastructure and projects with reserves, resources and endowment

Figure 6 shows two simplified sections and layouts of the Invincible operational mine complex at St Ives. The Invincible open pit, plus down dip underground sections and mine designs illustrate the relationship of the current open pit mine, the 2016 reserves and underground mine design. The Inferred Resources as well as endowment potential associated with the Invincible mineralised system is also shown.

At Invincible, the existing Reserve open pit and underground mine areas are surrounded by Inferred Resources in close proximity to the existing mine and infrastructure. They are being evaluated through planned exploration and resource definition work in 2017 and subsequent years as shown by the drill traces. As part of the internal GFA 2016 life of mine impairment assessments, these areas would have been included into the extended ‘useful life’ profile for the LoM.

All examples at SIGM substantiate the concept that systematic and detailed technical work is completed by competent qualified mine and regional staff to define and adhere to statutory reporting best practice criteria. Through this process, incremental extensions and inclusion from near mine Inferred resources and some longer term endowment ounces are identified.

Invincible long section showing mining areas

NOTES & EXPLANATION 1

•	Open pit existing mine & reserves pit shell in red

•	UG Mine Reserves design shown below pit

•	Exploration drill traces shown - note areas of high drilling and other areas with minimal drilling

•	Blue area: Primary exploration & geology area

•	Magenta area: Secondary prospective geology

Invincible long section showing reserve, resource and endowment

NOTES & EXPLANATION 2

•	Open pit existing mine & reserves pit shell in red shown as a void

•	UG Mine Reserves design in Indicated areas (green)

•	Inferred areas in yellow with lower drill density

•	Orange areas future endowment potential for site and mostly Stages 2/3

Figure 6 Long sections through Invincible project showing mining areas and the relationship between reserves, resources and endowment

*****

3.

Please provide us a schedule by mine for each of the last five years that presents conversions of endowment ounces into resources (by resource category), as well as any direct conversions to reserves. Separately present conversions of inferred resources into measured/indicated resources, as well as any direct conversions of inferred resources to reserves. If you cannot provide conversion information separately for endowment ounces and inferred resources, please explain in detail why.

Response

The Company acknowledges the Staff’s comment.

As outlined in the responses to Question 1, typical endowment projects do not have the necessary resolution to enable detailed reconciliation due to their conceptual nature and limited empirical data. Early stage targets and projects are identified in broad dimensions with estimated grades as part of the endowment process. These targets are subsequently assessed using geological and economic criteria to determine priorities for inclusion in annual exploration programs. A number of these early stage prospects may not progress all the way through the exploration stage gates to reach the Resource and Reserve stages (Stages 4, 5 and 6). This situation is consistent with the intent of the exploration stage process whereby a large number of potential prospects enter Stage 1 but only a few progress to the final stages to become mining projects.

There is high turnover of prospects in the endowment portfolio due to ongoing assessments from exploration activities and new information. Sites do not track and reconcile conceptual and generic models or targets in the early stage endowment models as they have minimal spatial information or technical detail. However, the responses to Question 1 (a)(v) indicates the cumulative conversion of about 3Moz from exploration and endowment for SIGM during the period 2004 to 2016. Please refer to the response to Question 5 regarding the appropriateness of the endowment conversion process.

However, when evaluating the reliability of historic endowment estimates management assess the conversion of total endowment ounces since asset acquisition, on an annual basis, as this provides a more consistent and reliable trend of historic conversion. Refer to previous responses by the Company to comment letters filed on 5 September 2017 and 11 October 2017.

*****

4.	Please explain in detail the following:

a.	How you define conversion of an endowment ounce to a resource or reserve;

b.	How a conversion typically occurs;

c.	How you become aware that a conversion has occurred;

d.	How you correlate reserves and resources back to specific endowment ounces included in your depletion base; and

e.	The size of the individual blocks that you use for tracking conversion. If a non-block method is used, tell us why and fully explain how it effectively tracks conversion.

Response

The Company acknowledges the Staff’s comment.

a.	How you define conversion of an endowment ounce to a resource or reserve;

The reported Reserve is based on Measured and Indicated Resources that have detailed geology, mine designs and production schedules to support their inclusion in the Reserve LoM, as per statutory code requirements (the 2016 SAMREC Code). Endowment ounces do not form part of the reported Reserves.

As shown in Figure 1, projects progress through the endowment stage from Stage 1 through to Stage 3. When a project enters Stage 4, it then becomes possible for some portion of the ounces in the project to be reported as an Inferred Resource. In order for a portion of a project to progress from endowment to a reportable resource, it requires compliance with the criteria stipulated in the 2016 SAMREC code. This progression is marked by the move from Stage 3 to Stage 4 and requires code compliance, peer review and approval from the Competent Person as stipulated in the reporting code. The key aspects that the Competent Person must consider relate to the level of confidence in the geological and grade continuity. For an Inferred Resource, geological evidence is sufficient to imply but not verify geological and grade continuity. To progress to a reserve, the area of interest must first progress from Inferred to Indicated Resource status and is subsequently assessed by applying modifying factors (technical, economic, processing, geotechnical, social). If these conditions are met, the Resource may be converted to a Reserve.

b.	How a conversion typically occurs;

Typically, the progression from endowment to Resource occurs through increasing the density of drilling which must then be followed by geological interpretation, modelling, estimation, classification, mine planning, economic evaluation and peer reviews (also see the responses to Question 4a above)

c.	How you become aware that a conversion has occurred;

Prospects are tracked and reported on monthly in relation to their position in the project pipeline (Figure 1). Resources and Reserves are reported annually and this reporting includes a waterfall chart reconciling the year-on-year change in Resource and Reserve ounces. Endowment conversion is not reconciled on a project by project basis, but on the mining lease scale, endowment ounces that are converted to Resources are reflected under the category of “Discovery” (see also the responses to Question 4a and b above)

d.	How you correlate reserves and resources back to specific endowment ounces included in your depletion base;

Endowment is typically tracked at a macro prospect level only. Endowment prospects do not have the spatial resolution and detail to be tracked at the level of individual drill holes. See the responses to Question 1 (a)(iv & v), regarding mine scale endowment conversion.

e.	The size of the individual blocks that you use for tracking conversion. If a non-block method is used, tell us why and fully explain how it effectively tracks conversion

Endowment (Stages 1-3) is tracked at a prospect/project level. Endowment does not have the necessary spatial resolution, particularly in early stages to be tracked at the level of individual blocks. As shown in Figure 1, the intention of tracking endowment is to optimise the development and growth of each operation’s projects. See the responses to Question 1 (a)(iv & v) regarding mine scale endowment conversion.

****

5.

Please explain the procedures you undertake when you annually review the useful life of your assets. Specifically explain how you determine that your estimate of the number of ounces you expect to produce (i.e., useful life) is appropriate in terms of ounces from reserves, resources and endowment. In connection with the above, tell us if you include endowment ounces and/or inferred resources in your annual mine plan. If you do, please provide us with copies of your annual mine plans.

Response

The Company acknowledges the Staff’s comment.

a.	how you determine that your estimate of the number of ounces you expect to produce (i.e. useful life) is appropriate in terms of ounces from reserves, resources and endowment.

For clarity, please refer to the responses to Question 1 which explain the concept and simplified design and financial models that support the various LoM plan and inclusion criteria. There are 3 LoM technical plans and schedules that can be generated and that are typically used.

The primary Reserves Life of Mine Plan #1 (Reserves = LoMP1) is completed annually and is based on reserves that have detailed geology, resource estimates, mine designs and production schedules to support their inclusion in the Reserves LoMP1 as per statutory code requirements (the 2016 SAMREC Code). The inclusion of additional ounces (Inferred or Stage 4 ounces) outside of Reserve in the LoMP1 is by exception, and is typically <5% based on optimised open pit designs or underground mining layouts (in most cases the Inferred ounces (<5%), have to be mined to reach the P2 Reserves). Thus, in the Reserves LoMP1, all included ounces are those that meet the statutory reporting code requirements (published figures for reserves).

For long term economic evaluation and to appropriately reflect the potential asset base of an operation for capital requirements etc. (i.e. for Business Plan and Strategic Plan purposes), it is necessary and optimal to include Inferred Resources in an extended LoM as demonstrated in the responses to Question 1(a) (v). Under these circumstances, the Inferred Resources are included but appropriately modified (or factored) to reflect their lower confidence level and historical Inferred Resource conversion rates. This results in a LoM Plan #2 (LoMP2), which is an extension of the statutory declared Reserves plan but now includes the modified Inferred Resources (Stage 4) that has also been designed and scheduled. Financial criteria and evaluation are performed as per the Reserves plan. These figures are not published in the public domain and are for internal use only.

For longer term Strategic Planning of the mine asset, and based on historical endowment conversion rates (see the responses to Question 1), the LoMP2 is extended to include appropriately considered portions of the site’s future endowment (Stage 3), resulting in the Strategic LoM Plan #3 (LoMP3) which is the life of mine impairment model. Appropriate capital requirements, including additional exploration capital are also estimated for the Strategic LoMP3. These figures are not published in the public domain but are used for impairment and amortisation and depreciation purposes.

b.	The appropriateness in terms of ounces from reserves, resources and endowment

The relevance and suitability in terms of ounces from Reserves, Resources and endowment methodology as applied to the GFA assets, have historically been demonstrated by their capacity to replenish depleted ounces and maintain Resources and Reserves at commercially viable levels over periods exceeding 10-15 years, although at the time of acquisition, Proved and Probable Reserves (P2) showed on average only 3 to 6 years useful life. Refer to Question 1 (a)(v).

If the GFA operations, which are characterised by orogenic style ore bodies, have their ‘useful lives’ or ‘full site potential’ assessed for the purposes of depreciation and amortisation limited to Proved and Probable Reserves only (P2), then this can be deemed to be technically inappropriate and present a misleading perspective regarding the life of the asset. Certain elements however, have to be in place in order to maintain the life of the asset, such as multi-year exploration funding, discovery success, a substantive project pipeline, favourable commodity prices and effective resource to reserve conversion.

Given the current levels of exploration funding, the life cycle stage of the assets, and the ongoing exploration potential offered by the tenements, the discovery and realisation of further endowment ounces can be reasonably anticipated to extend the life of mines beyond current P2 reserves. The significantly lower confidence levels in ounces assigned to Inferred resources and endowment are recognised and understood by industry and this uncertainty is appropriately factored into the GFA ‘useful life’ models. This approach uses assumptions based on relevant knowledge and expertise to provide a practical and useful indication of the full and useful life of the asset and presents a meaningful approach to calculating depreciation and amortisation and impairment on these types of operations.

c.	In connection with the above, tell us if you include endowment ounces and/or Inferred resources in your annual mine plan. If you do, please provide us with copies of your annual mine plans

•	Refer to the responses to Question 5(a) – Endowment is typically only used in the LoMP3 (internal use).

•	No endowment data is included in the annual first year budget and seldom in the early few years of any LoM plan, except on very short life mines (e.g. Darlot).

•	For annual budget plans some Inferred Resources may be included where appropriate. Typically this amounts to approximately 5% but generally less than 15% of overall first year annual gold production

****

6.

If you include endowment ounces and/or inferred resources in your mine plan, please explain whether such estimates are utilized in areas currently being mined, in areas targeted for future development or in both situations. If you include endowment ounces and/or inferred resources, describe to what degree these amounts are included.

Response

The Company acknowledges the Staff’s comment.

For the purpose of answering this question management has understood the Staff’s question was to consider the one-year mine plan or budget. The annual mine plan will not include any endowment ounces, except in extraordinary circumstances, such as at the Darlot mine where reserves have often represented less than 12 months of mining activity.

The annual mine plan is comprised of the highest confidence ounces available which will primarily be those ounces already included in reserves.

Some Inferred Resources may be included in the one-year mine plans, where appropriate. Typically, this amounts to approximately 5% and certainly no more than 15% of overall first year annual gold production. These Inferred Resources will normally be in close proximity to existing mining operations. The exception being where Inferred Resources are included when planning to develop a new mining area, open pit or underground mine, in the next twelve months.

However, in the life of mine impairment model endowment ounces are included. The life of mine impairment model does provide an essential longer term view of a mineral property’s economic potential for strategic and operational decision making and investment decisions.

*****

7.

Please compare the process for estimating the quantity of endowment ounces for your depletion calculations to that used to estimate value attributable to value beyond proven and probable reserves in the purchase price allocations for both your 2001 and 2013 acquisitions from WMC and Barrick.

Response

The Company acknowledges the Staff’s comment.

2013 Barrick – Yilgarn South Acquisition

In valuing the Yilgarn South assets acquired from Barrick on 1 October 2013, Gold Fields utilised data supplied by Barrick, including various life of mine scenarios.

Barrick adopted a tiered approach to classifying its resource assets with classifications ranging from Tier 1 to Tier 4 as follows:

•	Tier 1 – Reserves only;

•	Tier 2 – Business plan, Proven and Probable reserves are used plus Inferred resources falling within the reserve area at a reasonable conversion rate;

•	Tier 3 – Business plan plus opportunities, this case assumes a higher level of success from exploration and development programs on resource replacement; and

•	Tier 4 – ‘Blue-sky’ which essentially looked at the site in the most favourable light possible; often including ‘conceptual’ targets and pre-inventory material.

Barrick used the Tier 2 plan to develop their plans; the Tier 2 plan reflected a scenario for the immediate future development and exploitation of the site (including some Inferred Resources within the reserve area at a reasonable conversion rate).

Our review found that each of Barrick’s sites tended to deliver according to their Tier 2 plans in the shorter term and outperform them in the longer term, which was consistent with our own experience of orogenic ore bodies in Western Australia. As such, we developed a mineable plan loosely based on the Barrick Tier 3 plan which did not include untested conceptual targets (Tier 4—blue sky).

On this basis we established mineable case life of mine plans after making what we believed were appropriate adjustments to Barrick assumptions for items such as mining and processing costs. In respect of the Lawlers mine, an optimized case was established to factor in the synergies of merging the Agnew and Lawlers operations.

The ounces included in the mineable case valuations compared to the reserves at acquisition date were as follows:

Mine	Valuation ounces	Reserve ounces	Endowment ounces valued
Lawlers	838 000	266 000	527 000
Granny Smith	2 032 00	902 000	1 130 000

These mineable cases (less depletion) were then used as the basis for our depreciation calculations for the first fifteen months of operation of these mines. Accordingly, the total ounces utilized for determining the value of the acquisition were identical to the total ounces (including endowment) used to depreciate mining rights for the period 1 October 2013 to 31 December 2014. Subsequently, management reassessed the useful lives of the operations on an annual basis, through the process outlined above, and these reassessed useful lives were used to depreciate the mineral rights.

2001 WMC – St Ives and Agnew Acquisitions

The WMC transaction followed a similar process to the Barrick transaction above with a valuation model including ounces beyond Proved and Probable Reserves. The table below outlines the ounces valued beyond Proved and Probable Reserves on acquisition date:

Mine	Valuation ounces	Reserve ounces	Endowment ounces valued
St Ives	5 870 000	1 938 000	3 932 000
Agnew	1 269 000	551 000	718 000

*****

8.

Please tell us how you test that the quantity of endowment ounces estimated at the beginning of each period was the best estimate of endowment ounces. We note that you evaluate the reliability of your endowment estimates based on cumulative activity from the date the property was acquired. Please explain why you do not evaluate the reliability of your endowment ounce estimates based on annual activity.

Response

The Company acknowledges the Staff’s comment.

Figure 7 illustrates the process used to assess the quality and quantity of endowment ounces each year. The diagram also illustrates the interaction with Reserve and Resource reporting. The estimation of the endowment ounces is an iterative annual process. Periodic updates and endowment potential ranking of all targets are completed as part of the exploration process and the updated results are stored in the endowment database. Typically, these are reviewed at year-end and as part of the annual budgeting cycle to review priorities and potential on a technical geology basis. Prospects that have reached Stage 3 are assessed for potential inclusion into endowment. As described in the response to Question 1 (b) prospects and targets that have encouraging results and are emerging as future potential mining opportunities, are included in the endowment impairment financial model. The budget review process is a rigorous business process that ensures that typically, only the optimal quantity of Stage 3 prospects are progressed for exploration funding in the following year.

While formal assessments are made annually the process is dynamic. Annual exploration work progresses throughout the year, with updated information reviewed as results from the exploration programs are obtained. The endowment database is routinely updated and subsequently some prospects grow or reduce in size. Following assessment, prospects will progress through the stage gates or be suspended.

Figure 7: Flow chart illustrating the information process flow to track exploration projects

9.

In regard to your recent sale of the Darlot mine, please specifically discuss the extent to which reserves, resources and endowment ounces were considered when you determined the sales price of the property. Additionally, describe the terms of the sale of the property to Red 5.

Response

The Company acknowledges the Staff’s comment.

Darlot was originally acquired from Barrick as part of the Yilgarn South transaction in October 2013. Of the total purchase consideration of US$300 million, US$10 million was allocated to Darlot. Since 2013, Darlot has had a declining production profile and persistently high all-in-cost (“AIC”) with modest forecast pre-tax cash-flow of ~A$3 million for 2017. In the years leading to the acquisition, Barrick’s investment in exploration at Darlot was limited which Gold Fields sought to subsequently address but nonetheless we noted a clear trend of declining resources. As at December 2016, Darlot’s mineral resources were 223koz (1.17Mt, 6g/t) and mineral reserves were 55.8koz (0.452Mt, 3.8g/t).

Although Management believes exploration potential remains at Darlot with reasonable prospects for reserve life extension, the scale of the opportunity will be immaterial to the Gold Fields share price with the market ascribing little, if any, value to Darlot. Given the relative success experienced with larger organisations on-selling operating assets to smaller organisations, Gold Fields elected to explore a potential sale of Darlot through a conventional auction process.

The Darlot mine was sold to Red 5 in October 2017 for a consideration of A$18.5 million (US$14.7 million). Refer below (“Background”) for further details of what the sales price comprises of. The Darlot transaction demonstrates that the market values beyond an asset’s existing reserve and resource base (i.e. endowment). Forecast production (based on total reserves declared at 31 December 2016) for 2017 was 56koz of which 39koz was mined by 30 September 2017, leaving 17koz of Reserves at disposal date. Darlot reserves were expected to be depleted at the end of December 2017. The environmental rehabilitation provision at sale date were A$16.9 million (US$13.4 million).

Nonetheless, Red 5 paid A$18.5 million (US$14.7 million) based principally on their view of the potential upside in the orebodies. This sale price equates to A$1 088 a reserve ounce which is significantly higher than the industry average of approximately A$ 300 per ounce. If the sales price was calculated on the industry average for reserves this would have amounted to approximately A$5.1 million. This demonstrates that Red 5 valued the ounces beyond proved and probable reserves at approximately A$13.4 million. In Management’s view, this demonstrates that the market values the asset’s full exploration potential or endowment. The purchase price of assets with limited reserve lives would make no sense as the buyer is acquiring the environmental rehabilitation provision rather than an operating asset capable of recovering the initial purchase price and generating a return.

Profit on sale

Subject to final Audit Committee approval and working capital adjustments, Gold Fields expects to recognise a profit of A$30.9 million on the sale of the Darlot mine to Red 5 during the financial year ending 31 December 2017. This profit indicates that despite Darlot being near the end of its life, the market still attributes significant value to the lease area.

Accounting for shareholding in Red 5

As per the teleconference with the Staff on 21 November 2017, Management has provided a detailed response to the accounting of the shareholding acquired in Red 5 as a result of the sale of the Darlot mine.

Background

The total consideration of A$18.5 million received per the sales agreement comprised the following:

•	A$7 million cash payable on closing;

•	130 million shares in Red 5 at A$0.05 per share (valued at A$6.5 million); and

•	A$5 million deferred consideration due within two years of completion.

In addition to the above, the following additional information is key to understanding the detail of the transaction:

•

In connection with Red 5’s acquisition of Darlot and for a parallel (but independent) transaction, it sought to raise approximately A$12.3 million from shareholders to fund exploration and working capital;

•

In relation to the A$5 million deferred cash payment, Gold Fields has the option of receiving that value in either cash or shares at two points in time. On the first 12 month anniversary of closing (2 October 2018), Gold Fields may convert some or all of that amount into shares at a price equivalent to the preceding 30 day VWAP for Red 5 shares, or similarly at the second 12 month anniversary (2 October 2019), Gold Fields may convert some or all of that value into Red 5 shares, but at a 15% discount to its 30 day VWAP.

As a result of Gold Fields’ underwriting of the rights issue, Gold Fields was required to take up a further 116 875 821 shares in Red 5 for a consideration of A$5.8 million.

Following the rights issue, Gold Fields’ total shareholding in Red 5 amounted to 246 875 821 of the total issued shares at the time of 1 240 693 011, resulting in a total shareholding in Red 5 of 19.90%.

Accounting literature

Significant influence

IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but not the control or joint control of those policies. Furthermore, if an entity holds 20 percent or more of the voting power of the investee, it is presumed that the entity has significant influence. (IAS 28 para 5)

IAS 28 para 6 states, the existence of significant influence by an entity is usually evidenced in one or more of the following ways:

•	representation on the board of directors of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transaction between the entity and the investee;

•	interchange of managerial positions;

•	provision of essential technical information.

Option to exercise deferred payment into shares – treatment when applying IAS 28

An entity may own share warrants or other instruments that are convertible into ordinary shares that have the potential, if exercised or converted, to give the entity additional voting power or to reduce another entity’s voting power over the financial and operating policies of another entity (i.e. potential voting rights). The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether an entity has significant influence. (IAS 28 para 7)

Assessment

Quantitative - Shareholding

Gold Fields’ option to receive shares instead of cash for the deferred payment is not currently exercisable (only exercisable on either 2 October 2018 or 2 October 2019). Per IAS 28 para 7, as this is not currently exercisable these do not need to be considered when assessing whether Gold Fields has significant influence over Red 5.

As Gold Fields, currently holds less that 20 percent of Red 5, it is presumed that Gold Fields does not have significant influence over Red 5.

Qualitative – Other factors

Gold Fields has assessed whether there are any qualitative factors that indicate that they exercise significant influence over Red 5.

•	Representation on the board of directors of the investee

•	Gold Fields does not have representation or the right to appoint a representative to the board of directors of Red 5.

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions

•	Gold Fields does not have the right to participate in policy decisions, including participation in decisions about dividends or other distributions, made by management or the board of directors.

•	Material transaction between the entity and the investee

•	Post the sale of the Darlot mine, which resulted in Gold Fields acquiring shares in Red 5, there are no material transactions between Gold Fields or Red 5.

•	Interchange of managerial positions

•	Gold Fields does not have the right to appoint any managerial positions at Red 5. In addition, there are no managerial positions that are shared between the entities.

•	Provision of essential technical information

•	All essential technical information relating to the Darlot mine and the relevant employees were transferred from Gold Fields to Red 5 on sale date as part of the purchase and sale transaction.

Conclusion

Based on the above, Gold Fields does not have significant influence over Red 5 as the shareholding is below 20%, Gold Fields does not have the ability to appoint a director to the board and there are no other qualitative factors indicating that significant influence exists. This assessment is still subject to final Audit Committee approval as part of the year financial close process and will be reassessed whenever there is a change in shareholding or other circumstances.

*****

10.	Please provide us with a quantitative and qualitative materiality analysis that also considers pre-tax net income on an annual and cumulative basis for each period presented.

Response

The Company acknowledges the Staff’s comment.

Note: All amounts in this section are in US$’million unless otherwise stated.

Materiality

The Company performed a quantitative and qualitative materiality analysis of comparing the current method to depreciate the mineral rights at the Australian operations with two alternative methods. This analysis was performed in light of the materiality concepts outlined in SAB Topics 1:M. The guidelines in SAB Topics 1:M state:

•	“A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

•

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgement of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•	“…. A fact is material if there is – a substantial likelihood that the …fact would have been viewed by the reasonable investor as having altered the “total mix” of information made available.”

Alternative methods

Management has evaluated several alternative methods that could be used to depreciate the mineral rights at the Australian operations in terms of IAS 16. Management believes the following methods would also reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity and are representative of the useful life of the mineral rights:

1.	Componentisation of the mineral rights between a depreciable and non-depreciable portion (“Componentisation method”); and

2.	Depreciating the mineral rights using years as per the life of mine calculation (“LoM method”).

Management believes that limiting the depreciation of mineral rights to reserves only in the depreciation base would not be consistent with IFRS as it is not representative of Managements best estimate of the useful life of the assets. As a result, depreciating the mineral rights over the life of the mine using the units-of-production method, based on proved and probable reserves only in the depreciation base was not considered an appropriate alternative method.

The materiality analysis of the differences between the above two methods listed above and the current method are outlined below.

1.	Componentisation method

In the componentisation method, the mineral rights are capitalised into a depreciable component and a non-depreciable component.

The depreciable component of the capitalised mineral rights is depreciated over the reserves of the respective operation on the units of production method. The non-depreciable component is not depreciated but, in combination with the depreciable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Annually, as part of the preparation of the updated reserve and resource statement and preparation of the updated life-of-mine plan, a portion of inferred resources may be transferred to reserves and a portion of endowment may be transferred to inferred resources. As a result, the category of non-depreciable mineral rights is expected to reduce and, in the absence of further additions to endowment, eventually be fully classified within the depreciable component.

Due to the fact that the economic assumptions used to estimate the Proved and Probable Reserves, Resources and endowment change from year to year, and because additional geological data is generated during the course of the year as a result of exploration activities, estimates of the endowment, resources and Proved and Probable Reserves may change from year to year. These changes are recognised prospectively.

Key assumptions and sources

Reserves and Endowment

Annually the LoM model is updated with the new reserve, resource and endowment estimates. If reserves have increased, then by implication, some of the inferred resources and/or endowment have converted into reserves. As a result of the conversion, some of the non-depreciable cost base is moved into the depreciable model on a proportionate basis (converted ounces over opening inferred resources and endowment ounces).

Depreciable and non-depreciable base

Each year the opening net book value attributed to the mineral rights is used to calculate the depreciable and non-depreciable base for the calculation. The model is built using the reserve estimates as at January 1st of the year, and the results are used for the entire year calculation. The endowment is based on the mine plan as included in the LoM model.

Depreciation

The componentisation model is updated for production based on actual results from the mine site in order to calculate the current year depreciation expense over the opening Reserves for the year.

Quantitative assessment

Outlined below is an assessment of the difference between the componentisation method and the current method.

Opening balances

Impact on 31 December 2013 balances:

Caption	St Ives Dr/(Cr)		Agnew Dr/(Cr)	Granny Smith Dr/(Cr)	Total Dr/(Cr)
Mineral rights	(14.2)		2.1	0.2	(11.9)
Other property, plant and equipment	14.2		—	—	14.2
Total property, plant and equipment	—	[2]	2.1	0.2	2.3
Deferred taxation liability	—		(0.6)	(0.1)	(0.7)
Retained income	—		(1.5)	(0.1)	(1.6)

Annual basis (“Rollover method”)

The magnitude of a change in the useful lives used for the depreciation of mineral rights at the Australian operations, from the current method to the componentisation method, if changed retrospectively, would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	0.1	2.3	(0.2)	2.2
Deferred taxation	—	(0.7)	0.1	(0.6)
Increase/(Decrease) in profit	0.1	1.6	(0.1)	1.6

[2]

There is no difference on total property, plant and equipment at the St Ives mine due to an IAS 36 impairment being recognised at 31 December 2013. As a result of the impairment, the total property, plant and equipment carrying values (total costs less accumulated depreciation and accumulated impairment) at St Ives at 31 December 2013 was US$ 558.3 million, irrespective of the method used to depreciate mineral rights.

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(1.9)	3.2	—	1.3
Deferred taxation	0.6	(1.0)	—	(0.4)
Increase/(Decrease) in profit	(1.3)	2.2	—	0.9

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(7.6)	5.4	0.8	(1.4)
Deferred taxation	2.3	(1.7)	(0.2)	0.4
Increase/(Decrease) in profit	(5.3)	3.7	0.6	(1.0)

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.7)	2.2	(2 064.5)	(0.1%)
Profit before taxation	365.8	2.2	368.0	0.6%
Taxation	(192.1)	(0.6)	(192.7)	0.3%
Profit for the year	173.7	1.6	175.3	0.9%
Earnings per share (cents)	20	—	20	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	4.2	4 552.0	0.1%
Deferred taxation liability	(465.5)	(1.3)	(466.8)	0.3%
Total equity	(3 189.6)	(2.9)	(3 192.5)	0.1%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.1)	1.3	(2 064.8)	(0.1%)
Profit before taxation	4.5	1.3	5.8	28.9%[3]
Taxation	(247.1)	(0.4)	(247.5)	0.2%
Loss for the year	(242.6)	0.9	(241.7)	(0.4%)
Loss per share (cents)	(31)	—	(31)	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	2.1	4 314.5	—
Deferred taxation liability	(487.3)	(0.6)	(487.9)	0.1%
Total equity	(2 768.0)	(1.5)	(2 769.5)	0.1%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 334.4)	(1.4)	(2 335.8)	0.1%
Profit before taxation	138.5	(1.4)	137.1	(1.0%)
Taxation	(118.1)	0.4	(117.7)	(0.3%)
Profit for the year	20.4	(1.0)	19.4	(4.9%)
Earnings per share (cents)	2	—	2	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	0.8	4 896.5	—
Deferred taxation liability	(387.0)	(0.2)	(387.2)	0.1%
Total equity	(3 663.3)	(0.6)	(3 663.9)	—

[3]	Although the percentage change is high, the US$1.3 million magnitude of the adjustment is quantitatively immaterial and does not impact trends by changing a profit to a loss.

Cumulative basis (“Iron Curtain Method”)

The magnitude of a change in the useful lives used for the depreciation of mineral rights at the Australian operations, from the current method to the componentisation method, if changed retrospectively but adjusted cumulatively in the respective financial year would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(7.7)	11.3	0.6	4.2
Deferred taxation	2.3	(3.4)	(0.2)	(1.3)
Increase/(Decrease) in profit	(5.4)	7.9	0.4	2.9

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(7.9)	9.2	0.8	2.1
Deferred taxation	2.4	(2.7)	(0.3)	(0.6)
Increase/(Decrease) in profit	(5.5)	6.5	0.5	1.5

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(6.8)	6.7	0.9	0.8
Deferred taxation	2.0	(1.9)	(0.3)	(0.2)
Increase/(Decrease) in profit	(4.8)	4.8	0.6	0.6

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.7)	4.2	(2 062.5)	(0.2%)
Profit before taxation	365.8	4.2	370.0	1.1%
Taxation	(192.1)	(1.3)	(193.4)	0.7%
Profit for the year	173.7	2.9	176.6	1.7%
Earnings per share (cents)	20	—	20	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	4.2	4 552.0	0.1%
Deferred taxation liability	(465.5)	(1.3)	(466.8)	0.3%
Total equity	(3 189.6)	(2.9)	(3 192.5)	0.1%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.1)	2.1	(2 064.0)	(0.1%)
Profit before taxation	4.5	2.1	6.6	46.7%[4]
Taxation	(247.1)	(0.6)	(247.7)	0.2%
Loss for the year	(242.6)	1.5	(241.1)	(0.6%)
Loss per share (cents)	(31)	—	(31)	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	2.1	4 314.5	—
Deferred taxation liability	(487.3)	(0.6)	(487.9)	0.1%
Total equity	(2 768.0)	(1.5)	(2 769.5)	0.1%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 334.4)	0.8	(2 333.6)	—
Profit before taxation	138.5	0.8	139.3	0.6%
Taxation	(118.1)	(0.2)	(118.3)	0.2%
Profit for the year	20.4	0.6	21.0	2.9%
Earnings per share (cents)	2	—	2	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	0.8	4 896.5	—
Deferred taxation liability	(387.0)	(0.2)	(387.2)	0.1%
Total equity	(3 663.3)	(0.6)	(3 663.9)	0.1%

Conclusion

Management has concluded that using the componentisation method compared with that of the current method of using ounces beyond proved and probable reserves (Inferred resources and endowment) would not quantitatively have a material impact on the Gold Fields consolidated financial statements in the 2016, 2015 or 2014 financial years.

2.	LoM method

Annually the LoM model is updated with new reserve, resource and endowment estimates. This model is used by management to determine the expected life of the assets in the number of years that the mine will still be in operation. This useful life is also used in the rehabilitation provision calculations. Under the LoM method, Management depreciates the mineral right asset over the number of years as determined by the LoM model. The number of years used to depreciate the remaining net book value of mineral rights is reassessed annually as part of the LoM process.

Quantitative assessment

Outlined below is an assessment of the difference between the LoM method and the current method.

[4]	Although the percentage change is high, the US$2.1 million magnitude of the adjustment is quantitatively immaterial and does not impact trends by changing a profit to a loss.

Opening balances

Impact on 31 December 2013 balances:

Caption	St Ives Dr/(Cr)		Agnew Dr/(Cr)	Granny Smith Dr/(Cr)	Total Dr/(Cr)
Mineral rights	1.1		(0.1)	—	1.0
Other property, plant and equipment	(1.1)		—	—	(1.1)
Total property, plant and equipment	—	[5]	(0.1)	—	(0.1)
Deferred taxation liability	—		—	—	—
Retained income	—		0.1	—	0.1

Annual basis (“Rollover Method”)

The magnitude of a change in the useful lives used for the depreciation of mineral rights at the Australian operations, from the current method to the LoM method, if changed retrospectively would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	1.3	0.1	0.1	1.5
Deferred taxation	(0.5)	—	—	(0.5)
Increase/(Decrease) in profit	0.8	0.1	0.1	1.0

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(0.7)	0.5	0.2	—
Deferred taxation	0.2	(0.2)	—	—
Increase/(Decrease) in profit	(0.5)	0.3	0.2	—

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(2.1)	2.2	0.2	0.3
Deferred taxation	0.6	(0.7)	—	(0.1)
Increase/(Decrease) in profit	(1.5)	1.5	0.2	0.2

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.7)	1.5	(2 065.2)	(0.1%)
Profit before taxation	365.8	1.5	367.3	0.4%
Taxation	(192.1)	(0.5)	(192.6)	0.3%
Profit for the year	173.7	1.0	174.7	0.6%
Earnings per share (cents)	20	—	20	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	1.7	4 549.5	—
Deferred taxation liability	(465.5)	(0.5)	(466.0)	0.1%
Total equity	(3 189.6)	(1.2)	(3 190.8)	—

[5]

There is no difference on total property, plant and equipment at the St Ives mine due to an IAS 36 impairment being recognised at 31 December 2013. As a result of the impairment, the total property, plant and equipment carrying values (total costs less accumulated depreciation and accumulated impairment) at St Ives at 31 December 2013 was US$ 558.3 million, irrespective of the method used to depreciate mineral rights.

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.1)	—	(2 066.1)	—
Profit before taxation	4.5	—	4.5	—
Taxation	(247.1)	—	(247.1)	—
Loss for the year	(242.6)	—	(242.6)	—
Loss per share (cents)	(31)	—	(31)	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	0.2	4 312.6	—
Deferred taxation liability	(487.3)	(0.1)	(487.4)	—
Total equity	(2 768.0)	(0.1)	(2 768.1)	—

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 334.4)	0.3	(2 334.1)	—
Profit before taxation	138.5	0.3	138.8	0.2%
Taxation	(118.1)	(0.1)	(118.2)	0.1%
Profit for the year	20.4	0.2	20.6	1.0%
Earnings per share (cents)	2	—	2	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	0.2	4 895.9	—
Deferred taxation liability	(387.0)	(0.1)	(387.1)	—
Total equity	(3 663.0)	(0.1)	(3 663.1)	—

Cumulative basis

The magnitude of a change in the useful lives used for the depreciation of mineral rights at the Australian operations, from the current method to the LoM method, if changed retrospectively but adjusted cumulatively in the respective financial year would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(1.0)	2.3	0.4	1.7
Deferred taxation	0.3	(0.7)	(0.1)	(0.5)
Increase/(Decrease) in profit	(0.7)	1.6	0.3	1.2

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(2.3)	2.2	0.3	0.2
Deferred taxation	0.7	(0.7)	(0.1)	(0.1)
Increase/(Decrease) in profit	(1.6)	1.5	0.2	0.1

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation	(1.9)	1.9	0.2	0.2
Deferred taxation	0.6	(0.6)	(0.1)	(0.1)
Increase/(Decrease) in profit	(1.3)	1.3	0.1	0.1

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.7)	1.7	(2 065.0)	(0.1%)
Profit before taxation	365.8	1.7	367.5	0.5%
Taxation	(192.1)	(0.5)	(192.6)	0.3%
Profit for the year	173.7	1.2	174.9	0.7%
Earnings per share (cents)	20	—	20	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	1.7	4 549.5	—
Deferred taxation liability	(465.5)	(0.5)	(466.0)	0.1%
Total equity	(3 189.6)	(1.2)	(3 190.8)	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 066.1)	0.2	(2 065.9)	—
Profit before taxation	4.5	0.2	4.7	4.4%
Taxation	(247.1)	(0.1)	(247.2)	—
Loss for the year	(242.6)	0.1	(242.5)	—
Loss per share (cents)	(31)	—	(31)	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	0.2	4 312.6	—
Deferred taxation liability	(487.3)	(0.1)	(487.4)	—
Total equity	(2 768.0)	(0.1)	(2 768.1)	—

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Cost of sales	(2 334.4)	0.2	(2 334.2)	—
Profit before taxation	138.5	0.2	138.7	0.1%
Taxation	(118.1)	(0.1)	(118.2)	0.1%
Profit for the year	20.4	0.1	20.5	0.5%
Earnings per share (cents)	2	—	2	—

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	0.2	4 895.9	—
Deferred taxation liability	(387.0)	(0.1)	(387.1)	—
Total equity	(3 663.0)	(0.1)	(3 663.1)	—

Conclusion

Management has concluded that using the LoM method compared with that of the current method of using ounces beyond proved and probable reserves (inferred resources and endowment) would not quantitatively have a material impact on the Gold Fields consolidated financial statements in the 2016, 2015 or 2014 financial years.

Qualitative assessment – using either of the proposed alternative methods

Management considered the following qualitative factors in assessing the difference between the current method of depreciation and the two alternative methods:

(i)	Does the change in method of depreciation arise from an item capable of precise measurement or from an estimate –

The assessment of the useful life of an asset is based on management’s best estimate and is not an item capable of precise measurement.

There is a significant amount of judgement in assessing the useful life of the Australian operations. This is in line with IAS 16 – Property, Plant and Equipment, paragraph 57, which states that the useful life of an asset is defined in terms of an asset’s expected utility to the entity. The estimation of the useful life of the asset is a matter of judgement based on the technical knowledge and track record of the entity and experience gained from similar assets.

(ii)	Does the change in estimate mask a change in earnings or other trends –

•	2016: Profit before taxation and profit for the year would remain a profit irrespective of change in the method of depreciation

•	2015: Profit before taxation and profit for the year would remain a profit irrespective of change in the method of depreciation

•	2014: Profit before taxation and profit for the year would remain a profit irrespective of change in the method of depreciation.

(iii)	Does the change in method of depreciation hide a failure to meet analysts’ consensus expectations for the entity –

In the gold industry, analysts primarily focus on production, operating costs (excluding amortisation and depreciation) and capital. To this end, Management discloses a number of performance metrics to the market, including non-gaap measures such as adjusted earnings before interest, tax, amortisation and depreciation (“Adjusted EBITDA”), free cash flow (“FCF”), all-in-sustaining costs (“AISC”) and all-in-costs (“AIC”). None of these key performance/financial metrics are impacted by the depreciation and amortisation expense line item, therefore, a change in the method of depreciation would not impact any of the key performance/financial metrics on which the Company and Management are generally measured by analysts.

The Company issues guidance on gold production and all-in-costs for the financial year to the market and they are measured against this guidance by analysts and investors.

(iv)	Does the change in method of depreciation change a loss into an income or vice versa –

Please refer to paragraph (ii) (”Does the misstatement mask a change in earnings or other trends”) above.

(v)	Does the change in method of depreciation relate to a segment of the business that has been identified as playing a significant role in the operations or profitability –

The Group has nine segments (eight operating mines and one corporate segment). The judgement of the useful life of mineral rights relates to the St Ives, Agnew/Lawlers and Granny Smith segments. However, the key metrics of AIC and AISC would not be impacted. Refer part (iii). In addition, the change would not change the profit of the related segments to a loss.

(vi)	Does the change in method of depreciation affect compliance with regulatory requirements –

No, Management does not believe that a change in the depreciation charge as result of a different conclusion being reached in relation to the judgements around the useful lives used to depreciate the mineral rights at the Australian operations would affect any compliance with regulatory requirements.

(vii)	Does the change in method of depreciation affect compliance with loan covenants or other contractual requirements –

No, Management does not believe that a change in the depreciation charge resulting from a change in method of depreciation would affect loan covenants or other contractual requirements. The Company’s loan covenants are based on Adjusted EBITDA and interest cover ratios. A change in the depreciation charge would not impact the Adjusted EBITDA or interest cover ratios.

(viii)	Does the change in method of depreciation have the effect of increasing management compensation –

No, a change in the depreciation charge would not affect Management compensation. Management compensation is based on safety, gold production, all-in-costs and development/waste metres mined. Amortisation and depreciation and profit/(loss) for the year are not used in calculating Management compensation.

(ix)	Did management intentionally misstate the financial statements to “manage” reported earnings –

No, Management respectfully does not believe that it intentionally misstated the financial statement to “manage” reported earnings as a result of a change in method of depreciation.

In addition, refer to paragraphs (ii) (“Does the misstatement mask a change in earnings or other trends”) and (iii) (“Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity”) above.

(x)	Does the change in method of depreciation involve concealment of an unlawful transaction –

No, the change in estimate did not involve an unlawful transaction or its concealment.

Other considerations

Management also considered the impact of the judgements made relating to the method of depreciation of the mineral rights at the Australian operations on the individual financial statement captions in the other primary financial statements and concluded that it is not material, both quantitatively and qualitatively, to the other primary financial statements.

Management is of the belief that if the Australian operations, which are characterised by orogenic style orebodies, have their ‘useful lives’ assessed for the purposes of depreciation and amortisation limited to Reserves only, then this can be deemed to be technically inappropriate and present a misleading perspective regarding the life of the asset.

Conclusion

Management concluded, after considering the total mix of information (both quantitatively and qualitatively) that the difference between the current method of using ounces beyond proved and probable reserves (Inferred resources and endowment) to depreciate the mineral rights compared to the alternative two methods discussed above would not have a material impact on the Gold Fields consolidated financial statements in the 2016, 2015 or 2014 financial years.

Proposed way forward

Based on the information provided to the Staff in this response, as well as earlier correspondence and discussions, Management proposes to change its method for the depreciation of mineral rights at the Australian operations to one where the mineral rights are capitalised into a depreciable component and a non-depreciable component (Componentisation method). Management is of the belief that componentisation is appropriate as the entire lease area (mineral rights asset) is allocated between an ‘in use portion’ (current mine areas) and a ‘not in use portion’ (areas currently being or still to be explored).

The depreciable component of the capitalised mineral rights is depreciated over the reserves of the respective operation on the units of production method. The non-depreciable component is not depreciated but, in combination with the depreciable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

The change in the depreciable component is determined annually when the LoM model is updated with the new reserve, resource and endowment estimates. If reserves have increased, then by implication some of the Inferred resources and/or endowment have converted into reserves. As a result of the conversion, some of the non-depreciable cost base is moved into the depreciable model on a proportionate basis (converted ounces over opening inferred resources and endowment ounces).

As per IAS 8, a change in the estimate of the useful life or method of recognising the depreciation of property, plant and equipment (see 3.2.140) or the amortisation of an intangible asset is accounted for prospectively as a change in estimate by adjusting depreciation or amortisation in the current and future periods.

The depreciable assets will continue to be depreciated using the units-of-production method. Therefore, this change is not a change in accounting policy but rather a change in accounting estimate in accordance with IAS 16. The change will be applied prospectively from 1 January 2017.

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Supplemental Information

Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.com.

Sincerely

/s/ Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission

Nicholas Holland, Gold Fields Limited

Taryn Harmse, Gold Fields Limited

Thomas B. Shropshire, Jr., Linklaters LLP